UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 14 - 2013 issued by TORM A/S (the “Company”), to The Copenhagen Stock Exchange on August 15, 2013, announcing the Company’s financial results for the second quarter of 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: August 28, 2013	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

Second quarter report 2013

"TORM was well positioned to take advantage of the positive sentiments in the product tanker market. TORM's operational platform improved further in terms of quality, cost-efficiency and customer reach. EBITDA for the first half of 2013 of USD 61 million was an improvement of USD 91 million compared to last year," says CEO Jacob Meldgaard.
TORM realized a positive EBITDA of USD 25 million and a loss before tax of USD 30 million in Q2 2013.

•
EBITDA for the second quarter of 2013 was a gain of USD 25 million compared to an EBITDA of USD -23 million in the second quarter of 2012. The second quarter of 2013 had negative mark-to-market non-cash adjustments of USD 1 million, compared to a negative impact of USD 8 million in the same period of 2012. The result before tax for the second quarter of 2013 was a loss of USD 30 million, compared to a loss of USD 132 million in the same period of 2012. Cash flow from operating activities after interest payments was positive with USD 28 million in the second quarter of 2013, compared to USD -20 million in the same period of 2012.

•
In the traditionally softer second quarter, the freight rates for product tankers in the West benefitted from an improved ton-mile factor as a result of the increasing US exports to South America and West Africa. TORM's largest segment, MRs, achieved spot rates of USD/day 17,060 in the second quarter of 2013. The LR market in the East offered fewer arbitrage opportunities and continued to see vessels swapping back into the clean product market from crude oil trades.

•
The bulk segments began the second quarter on a short positive trend mainly due to the South American grain season and port congestions. TORM's largest segment, Panamax, achieved TCE-earnings of USD/day 8,156. Going forward, TORM will limit its bulk activities to operating the existing core fleet of approximately ten vessels.

•
TORM has entered into an agreement to sell five MR product tankers to entities controlled by Oaktree Capital Management (Oaktree) with delivery in the third quarter of 2013. Oaktree will place the five vessels under TORM's commercial management in a revenue sharing scheme and utilize TORM's integrated operating platform for technical management. TORM retains an upside potential through a profit split mechanism if Oaktree generates a return above a specified threshold. The transaction has led to a write-down of USD 5 million. Subsequently, Oaktree has placed one more MR product tanker in TORM's commercial management.

•	TORM's cost program has reduced administration costs sustainably by 13% to USD 14 million in the second quarter of 2013, compared to USD 17 million in the same period of 2012.

•
The book value of the fleet excl. assets held for sale was USD 1,900 million as of 30 June 2013. Based on broker valuations, TORM's fleet had a market value of USD 1,168 million as of 30 June 2013. In accordance with IFRS, TORM estimates the product tanker fleet's total long-term earning potential each quarter based on discounted future cash flow. The estimated value of the fleet as of 30 June 2013 supports the carrying amount.

•	Net interest-bearing debt amounted to USD 1,852 million as at 30 June 2013, compared to USD 1,871 million as at 31 March 2013.

•
As of 30 June 2013, TORM's available liquidity was USD 90 million consisting of USD 25 million in cash and USD 65 million in undrawn credit facilities. There are no newbuildings on order or CAPEX commitments related hereto.

•	Equity amounted to USD 228 million as at 30 June 2013, equivalent to USD 0.3 per share (excluding treasury shares), giving TORM an equity ratio of 10%.

•
By 30 June 2013, TORM had covered 11% of the tanker earning days in the second half of 2013 at USD/day 14,624 and 2% of the earning days in 2014 at USD/day 15,150. 34% of the bulk earning days in the second half of 2013 were covered at USD/day 12,539 and 12% of the 2014 earning days at USD/day 18,140.

•
For the full year 2013, TORM has revised the forecasts to a positive EBITDA of USD 90-110 million and a loss before tax of USD 100-120 million. The forecasts are before any potential further vessel sales or impairment charges. TORM expects to remain in compliance with the financial covenants for 2013. In addition, TORM expects to be operational cash flow positive after all interest payments. The uncertainties and sensitivities about freight rates and asset prices may have an effect on the Company's compliance with the financial covenants. As at 30 June 2013, 12,055 earning days for the second half of 2013 were unfixed meaning that a change in freight rates of USD/day 1,000 will impact the profit before tax by USD 12 million.

•
With reference to company announcement no. 1 dated 9 January 2013, TORM has initiated a process to address the Company's long-term capital structure. In this connection, TORM has engaged a financial advisor to assist the Company.

Conference call	Contact TORM A/S
TORM will be hosting a conference call for financial analysts and investors at 3 pm CET today. Please dial in 10 minutes before the conference is due to start on +45 3271 4607 (from Europe) or +1 877 491 0064 (from the USA). The presentation can be downloaded from www.torm.com.

Tuborg Havnevej 18, DK-2900 Hellerup, Denmark
Tel.: +45 39 17 92 00 / Fax: +45 39 17 93 93, www.torm.com
Jacob Meldgaard, CEO, tel.: +45 39 17 92 00
Roland M. Andersen, CFO, tel.: +45 39 17 92 00
Christian Søgaard-Christensen, IR, tel.: +45 30 76 12 88

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 1 of 25

Key figures

				Q1-Q2	Q1-Q2
Million USD		Q2 2013	Q2 2012	2013	2012	2012
Income statement
Revenue		289.4	272.3	567.6	582.9	1,121.2
Time charter equivalent earnings (TCE)		122.1	102.6	249.4	254.6	465.7
Gross profit		38.9	0.6	88.4	27.9	-92.8
EBITDA		24.8	-22.9	60.6	-30.0	-194.5
Operating profit (EBIT)		-11.8	-98.5	-7.8	-139.6	-448.5
Profit/(loss) before tax		-30.1	-132.1	-46.0	-210.6	-579.1
Net profit/(loss)		-30.2	-132.1	-46.5	-210.8	-580.6
Balance sheet
Total assets		2,277.2	2,543.8	2,277.2	2,543.8	2,355.3
Equity		227.7	434.5	227.7	434.5	267.3
Total liabilities		2,049.5	2,109.3	2,049.5	2,109.3	2,088.0
Invested capital		2,067.9	2,274.4	2,067.9	2,274.4	2,122.9
Net interest bearing debt		1,851.9	1,851.8	1,851.9	1,851.8	1,867.9
Cash flow
From operating activities		27.7	-19.5	38.4	-76.1	-99.5
From investing activities		-6.8	5.9	-15.7	11.1	0.3
Thereof investment in tangible fixed assets		-7.5	-4.4	-16.4	-48.5	-59.4
From financing activities		-12.3	0.9	-25.8	-3.8	42.0
Total net cash flow		8.6	-12.7	-3.1	-68.8	-57.2
Key financial figures
Gross margins:
TCE		42.2%	37.7%	43.9%	43.7%	41.5%
Gross profit		13.4%	0.2%	15.6%	4.8%	-8.3%
EBITDA		8.6%	-8.4%	10.7%	-5.1%	-17.3%
Operating profit		-4.1%	-36.2%	-1.4%	-23.9%	-40.0%
Return on Equity (RoE) (p.a.)*)		-48.8%	-98.0%	-37.6%	-75.2%	-84.0%
Return on Invested Capital (RoIC) (p.a.)**)		-2.3%	-16.8%	-0.7%	-11.2%	-17.6%
Equity ratio		10.0%	17.1%	10.0%	17.1%	11.3%
Exchange rate USD/DKK, end of period		5.70	5.90	5.70	5.90	5.66
Exchange rate USD/DKK, average		5.70	5.80	5.68	5.73	5.79
Share related key figures
Earnings per share, EPS	USD	0.0	-1.9	-0.1	-3.0	-3.3
Diluted earnings per share, EPS	USD	0.0	-1.9	-0.1	-3.0	-3.3
Cash flow per share, CFPS	USD	0.0	-0.3	0.1	-1.1	-0.6
Share price, end of period (per share of DKK 0.01 each ***)	DKK	1.4	2.1	1.4	2.1	1.7
Number of shares, end of period	Million	728.0	72.8	728.0	72.8	728.0
Number of shares (excl. treasury shares), average	Million	721.3	69.6	721.3	69.6	178.2

*)    Earnings/losses from sale of vessels are not annualized when calculating the return on equity
**)   Earnings/losses from sale of vessels are not annualized when calculating the Return on Invested Capital
***)  Q2-2012: DKK 5.00 each

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 2 of 25

Results

The result before depreciation (EBITDA) for the second quarter of 2013 was a gain of USD 25 million, compared to a loss of USD 23 million in the same period of 2012. The second quarter of 2013 had negative mark-to-market non-cash adjustments of USD 1 million, compared to a negative impact of USD 8 million in the same period of 2012. The results for the second quarter of 2013 were affected by an impairment of USD 5 million on assets held for sale, compared to an impairment of USD 42 million on a jointly controlled entity (FR8) in the same period of 2012. The result before tax for the second quarter of 2013 was a loss of USD 30 million, compared to a loss of USD 132 million in the same period of 2012.

The Tanker Division reported an operating loss of USD 2 million in the second quarter of 2013, compared to an operating loss of USD 42 million in the same period last year.

The Bulk Division reported an operating loss in the second quarter of 2013 of USD 10 million, compared to an operating loss of USD 13 million in the second quarter of 2012.

Million USD	Q2 2013				Q1-Q2 2013
	Tanker	Bulk	Not		Tanker	Bulk	Not
	Division	Division	allocated	Total	Division	Division	allocated	Total

Revenue	201.4	88.0	0.0	289.4	420.2	147.4	0.0	567.6
Port expenses, bunkers and commissions	-107.7	-58.7	0.0	-166.4	-218.2	-100.1	0.0	-318.3
Freight and bunker derivatives	-0.1	-0.8	0.0	-0.9	0.0	0.1	0.0	0.1
Time charter equivalent earnings	93.6	28.5	0.0	122.1	202.0	47.4	0.0	249.4
Charter hire	-4.7	-34.1	0.0	-38.8	-12.8	-60.7	0.0	-73.5
Operating expenses	-43.4	-1.0	0.0	-44.4	-85.7	-1.8	0.0	-87.5
Gross profit (Net earnings from shipping activities)	45.5	-6.6	0.0	38.9	103.5	-15.1	0.0	88.4
Administrative expenses	-12.0	-2.4	0.0	-14.4	-24.1	-4.5	0.0	-28.6
Other operating income	0.0	0.1	0.0	0.1	0.3	0.1	0.0	0.4
Share of results of jointly controlled entities	0.2	0.0	0.0	0.2	0.4	0.0	0.0	0.4
EBITDA	33.7	-8.9	0.0	24.8	80.1	-19.5	0.0	60.6
Impairment losses on tangible and intangible assets	-5.0	0.0	0.0	-5.0	-5.0	0.0	0.0	-5.0
Amortizations and depreciation	-30.8	-0.8	0.0	-31.6	-61.9	-1.5	0.0	-63.4
Operating profit (EBIT)	-2.1	-9.7	0.0	-11.8	13.2	-21.0	0.0	-7.8
Financial income	-	-	1.7	1.7	-	-	2.8	2.8
Financial expenses	-	-	-20.0	-20.0	-	-	-41.0	-41.0
Profit/(loss) before tax	-	-	-18.3	-30.1	-	-	-38.2	-46.0
Tax	-	-	-0.1	-0.1	-	-	-0.5	-0.5
Net profit/(loss) for the period	-	-	-18.4	-30.2	-	-	-38.7	-46.5

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 3 of 25

Outlook and coverage

For the full year 2013, TORM has revised the forecasts to a total positive EBITDA of USD 90-110 million and a loss before tax of USD 100-120 million. The forecasts are before potential further vessel sales and impairment charges. TORM expects to remain in compliance with the financial covenants for 2013. In addition, TORM expects to be operating cash flow positive after interest payments. The uncertainties and sensitivities about freight rates and asset prices may have an effect on the Company's compliance with the financial covenants.

2013 forecast	USD million
EBITDA	90 to 110
Profit before tax	-100 to -120
A change in freight rates of USD/day 1,000 impacts forecasts by	USD + 12 million

As at 30 June 2013, TORM had covered 11% of the Tanker Division's earning days in the second half of 2013 at USD/day 14,624 and 34% of the Bulk Division's earning days in the second half of 2013 at USD/day 12,539. Uncertainties about specific cargo contracts have led to a change in the coverage profile for the Bulk Division.

The table on the next page shows the figures for the period from 1 July to 31 December 2013. 2014 and 2015 are full year figures.

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 4 of 25

	2013	2014	2015	2013	2014	2015
		Owned days
LR2	1,342	2,904	2,880
LR1	1,231	2,497	2,495
MR	6,260	12,223	12,168
Handysize	1,967	3,920	3,883
Tanker Division	10,801	21,544	21,425
Panamax	366	682	726
Handymax	-	-	-
Bulk Division	366	682	726
Total	11,167	22,226	22,151

	T/C-in days at fixed rate			T/C-in costs, USD/day
LR2	-	-	-	-	-	-
LR1	-	-	-	-	-	-
MR	508	726	726	14,220	15,145	15,895
Handysize	-	-	-	-	-	-
Tanker Division	508	726	726	14,220	15,145	15,895
Panamax	1,270	1,816	1,676	11,496	12,393	12,225
Handymax	445	-	-	10,277	-	-
Bulk Division	1,715	1,816	1,676	11,180	12,393	12,225
Total	2,224	2,542	2,402	11,875	13,179	13,335
	T/C-in days at floating rate

LR2	366	721	726
LR1	-	-	-
MR	-	-	-
Handysize	-	-	-
Tanker Division	366	721	726
Panamax	183	48	-
Handymax	173	363	363
Bulk Division	356	411	363
Total	722	1,132	1,089
	Total physical days			Covered days
LR2	1,708	3,625	3,606	248	321	6
LR1	1,231	2,497	2,495	274	174	-
MR	6,769	12,949	12,894	701	33	-
Handysize	1,967	3,920	3,883	14	-	-
Tanker Division	11,675	22,991	22,877	1,237	527	6
Panamax	1,819	2,546	2,402	483	-	-
Handymax	618	363	363	337	363	363
Bulk Division	2,437	2,909	2,765	820	363	363
Total	14,113	25,899	25,642	2,058	890	369
	Covered, %			Coverage rates, USD/day
LR2	15%	9%	0%	14,967	14,972	14,511
LR1	22%	7%	0%	15,211	15,838	-
MR	10%	0%	0%	14,343	13,251	-
Handysize	1%	0%	0%	11,190	-	-
Tanker Division	11%	2%	0%	14,624	15,150	14,511
Panamax	27%	0%	0%	11,078	-	-
Handymax	55%	100%	100%	14,631	18,140	18,287
Bulk Division	34%	12%	13%	12,539	18,140	18,287
Total	15%	3%	1%	13,793	16,369	18,227

Fair value of freight rate contracts that are mark-to-market in the income statement (USDm):

Contracts not included above	0.0
Contracts included above	-0.2

Note: Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries. T/C-in days at fixed rate do not include effects from profit split arrangements. T/C-in days at floating rate determine rates at entry of each quarter, and then TORM will receive approx. 10% profit/loss compared to this rate.

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 5 of 25

Tanker Division

In the traditionally softer second quarter of the year, the freight rates for product tankers in the West benefitted from an improved ton-mile factor as a result of the increasing US exports to South America and West Africa. The LR market in the East offered fewer arbitrage opportunities and continued to see vessels swapping back into the clean product market from crude oil trades, whereas the MR market was supported by intra-Asia flows.

In the West, the second quarter for MRs began on a positive note with diesel flows from the US to Brazil, an unexpected refinery shut-down in Argentina and strong West African demand. The US refined products exports to especially South America increased during the second quarter of 2013 partly driven by the sluggish domestic demand, increased refinery margins and an increase in the US Renewable Fuel Credits (RINs). On the negative side, the transatlantic diesel arbitrage to Europe remained closed for most of the second quarter of 2013.

In the East, the LR activity started on a high level driven by middle distillates cargoes from the Arabian Gulf to the Far East as well as gasoil cargoes from the Far East to Europe. From May onwards, the activity in the Arabian Gulf dropped affecting jet fuel flows to Europe, and the European naphtha arbitrage to the Far East ceased after months of consistent activity. The MR markets were initially negatively affected by refinery maintenance, but were in May supported by intra-Asia flows as well as Saudi Arabian gasoline imports. In general, owners have continued to clean up LR2 vessels from crude oil trades, thereby increasing available tonnage by ~20% in 2013.

The global product tanker fleet grew by 1.5% in the first half of 2013 (source: Maersk Broker).

The Tanker Division was well positioned to take advantage of the positive market sentiments and achieved LR2 spot rates of USD/day 15,346 in the second quarter of 2013, 50% higher than in the same period last year. The LR1 spot rates were at USD/day 14,252, up by 27% year-on-year, and TORM's largest segment (MR) was at USD/day 17,060, up by 48% year-on-year. The Handysize spot rates were at USD/day 10,328, down by 15% year-on-year.

The Tanker Division's operating loss for the second quarter of 2013 was USD 2 million, compared to a loss of USD 42 million in the same period of 2012. There were net mark-to-market effects of USD 0 million.

Tanker Division	Q2 12	Q3 12	Q4 12	Q1 13	Q2 13	Change	12 month
						Q2 12	avg.
						- Q2 13
LR2 (Aframax, 90-110,000 DWT)
Available earning days	854	989	961	881	891	4%
Spot rates 1)	10,206	13,581	14,383	14,245	15,346	50%	14,368
TCE per earning day 2)	14,157	11,082	10,025	14,595	15,711	11%	12,749
Operating days	1,001	1,012	1,001	900	850	-15%
Operating expenses per operating day 3)	7,001	6,800	6,437	6,586	7,718	10%	6,860
LR1 (Panamax 75-85,000 DWT)
Available earning days	1,879	1,716	1,296	898	637	-66%
Spot rates 1)	11,237	13,512	11,856	16,796	14,252	27%	13,792
TCE per earning day 2)	11,747	12,723	11,424	17,509	12,674	8%	13,291
Operating days	637	644	644	630	637	0%
Operating expenses per operating day 3)	5,798	6,136	6,845	6,930	6,805	17%	6,677
MR (45,000 DWT)
Available earning days	4,362	4,176	3,833	3,722	3,744	-14%
Spot rates 1)	11,510	10,612	14,165	17,647	17,060	48%	14,744
TCE per earning day 2)	11,418	9,843	12,655	17,210	16,457	44%	13,912
Operating days	3,549	3,588	3,596	3,510	3,549	0%
Operating expenses per operating day 3)	6,756	6,825	7,355	7,189	7,164	6%	7,133
Handy (35,000 DWT)
Available earning days	981	1,007	1,009	986	981	0%
Spot rates 1)	10,939	11,263	13,211	15,231	10,700	-2%	12,600
TCE per earning day 2)	12,189	10,873	12,617	15,987	10,328	-15%	12,447
Operating days	1,001	1,012	1,012	990	1,001	0%
Operating expenses per operating day 3)	5,686	6,165	6,579	6,859	7,028	24%	6,656

1) Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses
2) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses
3) Operating expenses are related to owned vessels

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 6 of 25

Bulk Division

The bulk segments began the second quarter on a positive trend mainly due to the South American grain season and port congestions. The freight rates later dropped to USD/day 4-5,000 as a result of the Golden Week holiday.

In the Atlantic spot market, the Panamax freight rates for round voyages fluctuated between USD/day 4,000 and USD/day 10,000 in the second quarter of 2013. The market was positively impacted by the South American grain season and record high port congestions in April and late June, but the spot market was negatively affected by low period activity in May. The Handymax market traded between approx. USD/day 7-9,000 throughout the quarter.

The Pacific spot market saw freight rates approximately halved to USD/day 4-5,000 on round voyages due to the activity decline in connection with the Golden Week holiday and with limited support from period activity. The market rebounded in late June due to increased grain activity.

The number of newbuilding deliveries in the first half of 2013 was below estimates, with the delivered capacity amounting to 13.0 mill. dwt for Capesize, 8.7 mill. dwt for Panamax/Kamsarmax, 6.6 mill. dwt for Handymax/ Supramax and 3.3 mill. dwt for Handysize segments (source: Platou).

TORM's Panamax time charter equivalent (TCE) earnings in the second quarter of 2013 were USD/day 8,156 or 26% below the same period in 2012. The realized TCE earnings for Handymax during the second quarter of 2013 were USD/day 9,881, which is 99% higher than in the same period of 2012. This was 5% and 6% above the available spot benchmarks for Panamax and Handymax respectively in the second quarter of 2013.

The Bulk Division's operating loss for the second quarter of 2013 was USD 10 million, compared to a loss of USD 13 million in the same period of 2012. Unrealized non-cash mark-to-market effects were USD -1 million in the second quarter of 2013, compared to USD -10 million in the corresponding period of 2012. Going forward, TORM will limit its bulk activities to operating the existing core fleet of approximately ten vessels.

Bulk Division	Q2 12	Q3 12	Q4 12	Q1 13	Q2 13	Change	12 month
						Q2 12	avg.
						- Q2 13

Panamax (60-80,000 DNT)
Available earning days	1,447	1,205	1,726	2,072	2,312	60%
TCE per earning day 1)	11,084	10,857	7,541	6,149	8,156	-26%	7,887
Operating days	182	184	184	180	182	0%
Operating expenses per operating day 2)	5,130	4,212	5,271	4,660	5,364	5%	4,877
Handymax (40-55,000 DNT)
Available earning days	260	757	762	848	1,105	325%
TCE per earning day 1)	4,954	9,916	11,076	7,504	9,881	99%	9,571
Operating days	-	-	-	-	-	-
Operating expenses per operating day 2)	-	-	-	-	-	-	-

1) Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses
2) Operating expenses arerelated to owned vessels

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 7 of 25

Fleet development

As stated in company announcement no. 8 dated 22 April 2013, TORM has entered into an agreement to sell five MR product tankers to entities controlled by Oaktree Capital Management (Oaktree). Oaktree will place the five vessels under TORM's commercial management in a revenue sharing scheme and utilize TORM's integrated operating platform for technical management. TORM retains an upside potential through a profit split mechanism if Oaktree generates a return above a specified threshold. The five vessels will be delivered to Oaktree during the third quarter of 2013. The transaction has led to write-down of USD 5 million in the financial statements in the second quarter of 2013.

As of 30 June 2013, TORM's owned fleet consists of 65 product tankers and two dry bulk vessels. TORM has no newbuilding order book and therefore no CAPEX commitments related hereto.

TORM's operated fleet as at 30 June 2013 is shown in the table below. In addition to the 67 owned vessels, TORM had chartered-in five product tankers and eight bulk vessels on longer time charter contracts (minimum one year contracts) and 22 bulk vessels on shorter time charter contracts (less than one year contracts). Another 19 product tankers were either in pool or under commercial management with TORM.

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 8 of 25

				Newbuildings and T/C-in deliveries
# of vessels	Current fleet			with a period >= 12 months

	Q1 2013	Changes	Q2 2013	2013	2014	2015
Owned vessels
LR2	8.0	-	8.0
LR1	7.0	-	7.0
MR	39.0	-	39.0	-5.0
Handysize	11.0	-	11.0
Tanker Division	65.0	-	65.0	-5.0	-	-
Panamax	2.0	-	2.0
Handymax		-
Bulk Division	2.0	--	2.0	-	-	-
Total	67.0		67.0	-5.0	-	-

T/C-in vessels with contract period >= 12 months
LR2	2.0	-	2.0
LR1	-	-
MR	3.0	-	3.0
Handysize	-	-
Tanker Division	5.0	-	5.0	-	-	--
Panamax	7.0	-	7.0
Handymax	1.0	-	1.0
Bulk Division	8.0	-	8.0	-	-	-
Total	13.0	-	13.0	-	-	-

T/C-in vessels with contract period >= 12 months
LR2
LR1
MR
Handysize
Tanker Division	-	-	-
Panamax	16.0	-2.0	14.0
Handymax	4.0	4.0	8.0
Bulk Division	20.0	2.0	22.0
Total	20.0	2.0	22.0

Pools/commercial management	19.0	-	19.0

Total fleet	119.0	2.0	121.0

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 9 of 25

Notes on the financial reporting

Accounting policies

The interim report for the period 1 January – 30 June 2013 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has been prepared using the accounting policies as for the Annual Report for 2012. The accounting policies are described in more detail in the Annual Report for 2012. The interim report for the first half of 2013 is unaudited, in line with the normal practice.

Income statement

The gross profit for the second quarter of 2013 was USD 39 million, compared to USD 1 million for the corresponding period in 2012.
Administrative costs in the second quarter of 2013 were sustained at USD 14 million, compared to USD 17 million in the second quarter of 2012, as a result of the Company's cost program.
The result before depreciation (EBITDA) for the second quarter of 2013 was a gain of USD 25 million, compared to a loss of USD 23 million for the corresponding period of 2012.
There was a write-down of USD 5 million in the second quarter of 2013 on assets held for sale related to the agreement to sell five MR vessels. In comparison, impairment losses on jointly controlled entities (FR8) constituted USD 42 million for the second quarter of 2012.
Depreciation in the second quarter of 2013 was USD 32 million, USD 2 million lower than in the second quarter of 2012. This decrease was primarily due to fewer owned vessel than in the previous year.
The primary operating result (EBIT) for the second quarter of 2013 was a loss of USD 12 million, compared to a loss of USD 99 million in the same quarter of 2012.
The second quarter of 2013 had negative mark-to-market non-cash adjustments of USD 1 million, compared to negative mark-to-market non-cash adjustments of USD 8 million in the same period of 2012.
The second quarter of 2013 had financial expenses of USD 20 million, compared to USD 37 million in the same period of 2012 incl. extraordinary restructuring costs of USD 18 million.
The result after tax was a loss of USD 30 million in the second quarter of 2013, as against a loss of USD 132 million in the second quarter of 2012.

Assets

Total assets were down from USD 2,355 million as at 31 December 2012 to USD 2,277 million as at 30 June 2013. The book value of the fleet excl. assets held for sale was USD 1,900 million as of 30 June 2013. Based on broker valuations, TORM's fleet excl. assets held for sale had a market value of USD 1,168 million as of 30 June 2013. TORM estimates the product tanker fleet's total long-term earning potential each quarter based on future discounted cash flow in accordance with IFRS requirements. The estimated value of the fleet as at 30 June 2013 supports the book value.

Debt

Net interest-bearing debt was USD 1,852 million as at 30 June 2013, compared to USD 1,871 million as at 31 March 2013.
As at 30 June 2013, TORM was in compliance with its financial covenants. TORM expects to remain in compliance with the financial covenants for 2013. The uncertainties and sensitivities about freight rates and asset prices may have an effect on the Company's compliance with the financial covenants.

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 10 of 25

Equity

Equity declined in the second quarter of 2013 from USD 255 million as at 31 March 2013 to USD 228 million as at 30 June 2013 primarily due to the net loss during the period. Equity as a percentage of total assets was 10% as at 30 June 2013.
TORM held 6,711,792 treasury shares as at 30 June 2013, equivalent to 0.9% of the Company's share capital. This is the same level as of 31 March 2013.

Liquidity

As of 30 June 2013, TORM's available liquidity was USD 90 million consisting of USD 25 million in cash and USD 65 million in undrawn credit facilities. TORM has no newbuilding order book and therefore no CAPEX commitments related hereto.

Post balance sheet events

As stated in company announcement no. 12 dated 8 July 2013, Mads Peter Zacho (44) has been appointed new Chief Financial Officer (CFO) of TORM with effect from 1 September 2013.

As stated in company announcement no. 13 dated 19 July 2013, TORM A/S has (i) terminated its American Depository Receipt ("ADR") program, and (ii) delisted its American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), from the NASDAQ Capital Market.

Please also refer to "note 6 - Post balance sheet date events".

Financial calendar

TORM's third quarter report for 2013 will be published on 5 November 2013. TORM's financial calendar can be found at www.torm.com/investor-relations.

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 11 of 25

About TORM

TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company operates a fleet of approximately 120 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM). For further information, please visit www.torm.com.

Safe Harbor statements as to the future

Matters discussed in this company announcement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

Forward-looking statements in this company announcement reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in the Company's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by the Company with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current expectations, and the Company is under no obligation to update or change the listed expectations unless required by law.

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 12 of 25

Statement by the Board of Directors and Executive Management

The Board and Management have today discussed and adopted this interim report for the period 1 January – 30 June 2013.

The interim report for the period 1 January – 30 June 2013 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has been prepared using the accounting policies as for the Annual Report for 2012. The accounting policies are described in more detail in the Annual Report for 2012. The interim report for the first half of 2013 is unaudited, in line with the normal practice.

We believe the accounting practices used are reasonable, and that this interim report gives a true and accurate picture of the Group's assets, debt, financial position, results and cash flow.

Copenhagen, 15 August 2013

Executive Management	Board of Directors
Jacob Meldgaard, CEO Roland M. Andersen, CFO	Flemming Ipsen, Chairman Olivier Dubois, Deputy Chairman Kari Millum Gardarnar Alexander Green Rasmus Johannes Hoffmann Jon Syvertsen

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 13 of 25

Consolidated income statement

Million USD	Q2 2013	Q2 2012	Q1-Q2 2013	Q1-Q2 2012	2012

Revenue	289.4	272.3	567.6	582.9	1,121.2
Port expenses, bunkers and commissions	-166.4	-161.6	-318.3	-333.8	-665.4
Freight and bunker derivatives	-0.9	-8.1	0.1	5.5	9.9

Time charter equivalent earnings	122.1	102.6	249.4	254.6	465.7

Charter hire	-38.8	-60.6	-73.5	-145.0	-389.6
Operating expenses	-44.4	-41.4	-87.5	-81.7	-168.9

Gross profit (Net earnings from shipping activities)	38.9	0.6	88.4	27.9	-92.8

Profit from sale of vessels	0.0	0.0	0.0	-15.9	-26.0
Administrative expenses	-14.4	-16.5	-28.6	-33.1	-67.2
Other operating income	0.1	0.4	0.4	0.9	0.9
Share of results of jointly controlled entities	0.2	-7.4	0.4	-9.8	-9.4

EBITDA	24.8	-22.9	60.6	-30.0	-194.5

Impairment losses on jointly controlled entities	0.0	-41.5	0.0	-41.5	-41.6
Impairment losses on tangible and intangible assets	-5.0	0.0	-5.0	0.0	-74.2
Amortizations and depreciation	-31.6	-34.1	-63.4	-68.1	-138.2

Operating profit (EBIT)	-11.8	-98.5	-7.8	-139.6	-448.5

Financial income	1.7	3.2	2.8	6.8	11.8
Financial expenses	-20.0	-36.8	-41.0	-77.8	-142.4

Profit/(loss) before tax	-30.1	-132.1	-46.0	-210.6	-579.1

Tax	-0.1	0.0	-0.5	-0.2	-1.5

Net profit/(loss) for the period	-30.2	-132.1	-46.5	-210.8	-580.6

Earnings/(loss) per share, EPS
Earnings/(loss) per share, EPS (USD)	0.0	-1.9	-0.1	-3.0	-3.3
Earnings/(loss) per share, EPS (DKK)*	-0.2	-11.0	-0.4	-17.4	-18.9
Diluted earnings/(loss) per share, (USD)	0.0	-1.9	-0.1	-3.0	-3.3
Diluted earnings/(loss) per share, (DKK)*	-0.2	-11.0	-0.4	-17.4	-18.9

*) The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 14 of 25

Consolidated income statement per quarter

Million USD	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012

Revenue	289.4	278.2	282.3	256.0	272.3
Port expenses, bunkers and commissions	-166.4	-151.9	-177.4	-154.2	-161.6
Freight and bunker derivatives	-0.9	1.0	-3.6	8.0	-8.1

Time charter equivalent earnings	122.1	127.3	101.3	109.8	102.6

Charter hire	-38.8	-34.7	-180.2	-64.4	-60.6
Operating expenses	-44.4	-43.1	-44.9	-42.3	-41.4

Gross profit (Net earnings from shipping activities)	38.9	49.5	-123.8	3.1	0.6

Profit from sale of vessels	0.0	0.0	-10.1	0.0	0.0
Administrative expenses	-14.4	-14.2	-19.2	-14.9	-16.5
Other operating income	0.1	0.3	-0.4	0.4	0.4
Share of results of jointly controlled entities	0.2	0.2	0.2	0.2	-7.4

EBITDA	24.8	35.8	-153.3	-11.2	-22.9

Impairment losses on jointly controlled entities	0.0	0.0	-0.1	0.0	-41.5
Impairment losses on tangible and intangible assets	-5.0	0.0	-74.2	0.0	0.0
Amortizations and depreciation	-31.6	-31.8	-34.9	-35.2	-34.1

Operating profit (EBIT)	-11.8	4.0	-262.5	-46.4	-98.5

Financial income	1.7	1.1	3.7	1.3	3.2
Financial expenses	-20.0	-21.0	-32.1	-32.5	-36.8

Profit/(loss) before tax	-30.1	-15.9	-290.9	-77.6	-132.1

Tax	-0.1	-0.4	-0.4	-0.9	0.0

Net profit/(loss) for the period	-30.2	-16.3	-291.3	-78.5	-132.1

Earnings/(loss) per share, EPS
Earnings/(loss) per share, EPS (USD)	0.0	0.0	-0.6	-1.1	-1.9
Diluted earnings/(loss) per share, (USD)	0.0	0.0	-0.6	-1.1	-1.9

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 15 of 25

Consolidated statement of comprehensive income

Million USD	Q2 2013	Q2 2012	Q1-Q2 2013	Q1-Q2 2012	2012

Net profit/(loss) for the period	-30.2	-132.1	-46.5	-210.8	-580.6

Other comprehensive income:

Exchange rate adjustment arising on translation
of entities using a measurement currency different
from USD	-0.2	-0.4	-0.2	0.3	0.3

Fair value adjustment on hedging instruments	0.0	-7.2	0.0	-9.1	-11.1

Value adjustment on hedging instruments transferred
to income statement	2.9	5.7	6.8	9.9	18.2

Fair value adjustment on available for sale investments	0.2	-0.6	-0.1	-0.3	0.1

Other comprehensive income after tax	2.9	-2.5	6.5	0.8	7.5

Total comprehensive income	-27.3	-134.6	-40.0	-210.0	-573.1

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 16 of 25

Consolidated balance sheet – Assets

	30 June	30 June	31 December
Million USD	2013	2012	2012

NON-CURRENT ASSETS

Intangible assets
Goodwill	0.0	0.0	0.0
Other intangible assets	1.6	1.8	1.7
Total intangible assets	1.6	1.8	1.7

Tangible fixed assets
Land and buildings	0.0	1.6	0.8
Vessels and capitalized dry-docking	1,900.3	2,260.5	1,948.4
Other plant and operating equipment	5.5	7.0	6.5
Total tangible fixed assets	1,905.8	2,269.1	1,955.7

Financial assets
Investment in jointly controlled entities	0.9	0.8	1.0
Other investments	11.7	11.9	12.3
Total financial assets	12.6	12.7	13.3

TOTAL NON-CURRENT ASSETS	1,920.0	2,283.6	1,970.7

CURRENT ASSETS

Bunkers	72.8	63.6	72.6
Freight receivables	102.6	144.1	117.3
Other receivables	15.9	21.2	16.8
Prepayments	11.7	14.6	15.6
Cash and cash equivalents	25.2	16.7	28.3
	228.2	260.2	250.6

Non-current assets held for sale	129.0	0.0	134.0

TOTAL CURRENT ASSETS	357.2	260.2	384.6

TOTAL ASSETS	2,277.2	2,543.8	2,355.3

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 17 of 25

Consolidated balance sheet – Equity and liabilities

	30 June	30 June	31 December
Million USD	2013	2012	2012

EQUITY

Common shares	1.2	61.1	1.2
Special reserve	61.0	0.0	61.0
Treasury shares	-19.1	-17.3	-19.1
Revaluation reserves	6.2	5.9	6.3
Retained profit	190.5	409.9	236.6
Hedging reserves	-15.9	-29.0	-22.7
Translation reserves	3.8	3.9	4.0
TOTAL EQUITY	227.7	434.5	267.3

LIABILITIES

Non-current liabilities
Deferred tax liability	52.9	53.4	53.2
Mortgage debt and bank loans	1,862.5	0.0	1,881.0
Finance lease liabilities	13.3	30.5	14.4
Deferred income	4.6	5.8	5.2
TOTAL NON-CURRENT LIABILITIES	1,933.3	89.7	1,953.8

Current liabilities
Mortgage debt and bank loans	1.3	1,792.7	0.8
Finance lease liabilities	0.0	45.3	0.0
Trade payables	74.5	79.8	83.8
Current tax liabilities	0.5	0.9	0.3
Other liabilities	38.7	99.7	48.1
Deferred income	1.2	1.2	1.2
TOTAL CURRENT LIABILITIES	116.2	2,019.6	134.2

TOTAL LIABILITIES	2,049.5	2,109.3	2,088.0

TOTAL EQUITY AND LIABILITIES	2,277.2	2,543.8	2,355.3

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 18 of 25

Consolidated statement of changes in equity as at 1 January – 30 June 2013

	Common	Special	Treasury	Retained	Revaluation	Hedging	Translation
Million USD	shares	reserve	shares	profit	reserves	reserves	reserves	Total
Equity at 1 January 2013	1.2	61.0	-19.1	236.6	6.3	-22.7	4.0	267.3

Comprehensive income for the year:
Net profit/(loss) for the year	-	-	-	-46.5	-	-	-	-46.5
Other comprehensive income for the year	-	-	-	-	-0.1	6.8	-0.2	6.5
Total comprehensive income for the year	-	-	-	-46.5	-0.1	6.8	-0.2	-40.0

Share-based compensation	-	-	-	0.4	-	-	-	0.4
Total changes in equity Q1-Q2 2013	0.0	0.0	0.0	-46.1	-0.1	6.8	-0.2	-39.6
Equity at 30 June 2013	1.2	61.0	-19.1	190.5	6.2	-15.9	3.8	227.7

Consolidated statement of changes in equity as at 1 January – 30 June 2012

	Common	Special	Treasury	Retained	Revaluation	Hedging	Translation
Million USD	shares	reserve	shares	profit	reserves	reserves	reserves	Total
Equity at 1 January 2012	61.1	0.0	-17.3	620.0	6.2	-29.8	3.6	643.8

Comprehensive income for the year:
Net profit/(loss) for the year	-	-	-	-210.8	-	-	-	-210.8
Other comprehensive income for the year	-	-	-	-	-0.3	0.8	0.3	0.8
Total comprehensive income for the year	-	-	-	-210.8	-0.3	0.8	0.3	-210.0

Share-based compensation	-	-	-	0.7	-	-	-	0.7
Total changes in equity Q1-Q2 2012	0.0	0.0	0.0	-210.1	-0.3	0.8	0.3	-209.3
Equity at 30 June 2012	61.1	0.0	-17.3	409.9	5.9	-29.0	3.9	434.5

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 19 of 25

Consolidated statement of cash flow

Million USD	Q1-Q2 2013	Q1-Q2 2012	2012

Cash flow from operating activities
Operating profit	-7.8	-139.6	-448.5

Adjustments:
Reversal of profit/(loss) from sale of vessels	0.0	15.9	26.0
Reversal of amortizations and depreciation	63.4	68.1	138.2
Reversal of impairment of jointly controlled entities	0.0	41.5	41.6
Reversal of impairment of tangible and intangible assets	5.0	0.0	74.2
Reversal of share of results of jointly controlled entities	-0.4	9.8	9.4
Reversal of restructuring charter-in fee	0.0	0.0	168.9
Reversal of other non-cash movements	1.6	1.7	2.8

Dividends received	0.5	0.4	0.4
Dividends received from jointly controlled entities	0.5	0.0	0.0
Interest received and exchange rate gains	0.0	0.0	0.7
Interest paid and exchange rate losses	-28.4	-20.9	-51.6
Advisor fees related to financing and restructuring plan	0.0	-40.0	-65.0
Income taxes paid/repaid	-0.6	-0.5	-2.9
Change in bunkers, accounts receivables and payables	4.7	-12.5	6.3
Net cash flow from operating activities	38.4	-76.1	-99.5

Cash flow from investing activities
Investment in tangible fixed assets	-16.4	-48.5	-59.4
Loans to jointly controlled entities	0.0	8.2	8.2
Sale of equity interests and securities	0.0	1.8	1.9
Sale of non-current assets	0.7	49.6	49.6
Net cash flow from investing activities	-15.7	11.1	0.3

Cash flow from financing activities
Borrowing, mortgage debt	15.0	22.5	82.5
Borrowing, finance lease liabilities	0.0	0.1	0.0
Repayment/redemption, mortgage debt	-39.7	-26.4	-34.6
Repayment/redemption, finance lease liabilities	0.0	0.0	-2.2
Transaction costs share issue	-1.1	0.0	-1.9
Purchase/disposals of treasury shares	0.0	0.0	-1.8
Net cash flow from financing activities	-25.8	-3.8	42.0

Net cash flow from operating, investing and financing activities	-3.1	-68.8	-57.2

Cash and cash equivalents, beginning balance	28.3	85.5	85.5

Cash and cash equivalents, ending balance	25.2	16.7	28.3

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 20 of 25

Consolidated quarterly statement of cash flow

Million USD	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012

Cash flow from operating activities
Operating profit	-11.8	4.0	-262.5	-46.4	-98.5

Adjustments:
Reversal of profit/(loss) from sale of vessels	0.0	0.0	10.1	0.0	0.0
Reversal of amortizations and depreciation	31.6	31.8	34.9	35.2	34.1
Reversal of impairment of jointly controlled entities	0.0	0.0	0.1	0.0	41.5
Reversal of impairment of tangible and intangible assets	5.0	0.0	74.2	0.0	0.0
Reversal of share of results of jointly controlled entities	-0.2	-0.2	-0.2	-0.2	7.4
Reversal of restructuring charter-in fee	0.0	0.0	168.9	0.0	0.0
Reversal of other non-cash movements	1.6	0.0	5.1	-4.0	11.2

Dividends received	0.5	0.0	0.0	0.0	0.4
Dividends received from jointly controlled entities	0.5	0.0	0.0	0.0	0.0
Interest received and exchange rate gains	0.0	0.0	0.6	0.1	-0.2
Interest paid and exchange rate losses	-14.7	-13.7	-29.9	-0.8	-2.9
Advisor fees related to financing and restructuring plan	0.0	0.0	-9.6	-15.4	-18.0
Income taxes paid/repaid	-0.1	-0.5	-2.2	-0.2	0.0
Change in bunkers, accounts receivables and payables	15.4	-10.7	-18.5	37.3	5.5
Net cash flow from operating activities	27.7	10.7	-29.0	5.6	-19.5

Cash flow from investing activities
Investment in tangible fixed assets	-7.5	-8.9	-2.9	-8.0	-4.4
Loans to jointly controlled entities	0.0	0.0	0.0	0.0	8.2
Sale of equity interests and securities	0.0	0.0	0.0	0.1	1.8
Sale of non-current assets	0.7	0.0	0.0	0.0	0.3
Net cash flow from investing activities	-6.8	-8.9	-2.9	-7.9	5.9

Cash flow from financing activities
Borrowing, mortgage debt	0.0	15.0	60.0	0.0	0.0
Borrowing, finance lease liabilities	0.0	0.0	0.0	0.0	0.0
Repayment/redemption, mortgage debt	-12.3	-27.4	-8.2	0.0	0.0
Repayment/redemption, finance lease liabilities	0.0	0.0	-0.4	-1.9	0.9
Transaction costs share issue	0.0	-1.1	-1.9	0.0	0.0
Purchase/disposals of treasury shares	0.0	0.0	-1.8	0.0	0.0
Net cash flow from financing activities	-12.3	-13.5	47.7	-1.9	0.9

Net cash flow from operating, investing and financing activities	8.6	-11.7	15.8	-4.2	-12.7

Cash and cash equivalents, beginning balance	16.6	28.3	12.5	16.7	29.4
Cash and cash equivalents, ending balance	25.2	16.6	28.3	12.5	16.7

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 21 of 25

Notes

Note 1 - Impairment test

As at 30 June 2013, Management performed a review of the recoverable amount of the assets by assessing the recoverable amount for the significant assets within the Tanker Division and the Bulk Division.

Based on the review, Management concluded that:

• Assets within the Bulk Division were not impaired as the fair value less costs to sell equal the carrying amount.

• Assets within the Tanker Division were not further impaired as of 30 June 2013 as the value in use exceeds the carrying amount.

• To maintain the impairment of the investment in FR8 recognized in previous years.

Tanker division

The methodology used for calculating the value in use is unchanged compared to the annual report for 2012 and accordingly the freight rate estimates in the period 2013 to 2015 are based on the Company's business plans, which in 2014 and 2015 assume a gradual increase towards the 10-year historic average spot freight rate. Beyond 2015, the freight rates are based on the 10-year historic average freight rates from Clarksons adjusted by the inflation rate.

The WACC of 8.7% (30 June 2012: 8.0%).

The 10-year historic average spot freight rates as of 30 June 2013 are as follows:

• LR2 USD/day 26,183 (30 June 2012: USD/day 26,878)

• LR1 USD/day 22,354 (30 June 2012: USD/day 22,582)

• MR USD/day 19,493 (30 June 2012: USD/day 20,034)

Management believes that these major assumptions are reasonable.

The calculation of value in use is very sensitive to changes in the key assumptions which are considered to be related to the future development in freight rates, the WACC applied as discounting factor in the calculations and the development in operating expenses. The sensitivities have been assessed as follows, all other things being equal:

• A decrease in the Tanker freight rates of USD/day 1,000 would result in an impairment of USD 205 million for the Tanker Division.

• An increase of the WACC of 1.0% would result in an impairment of USD 126 million for the Tanker Division.

• An increase of the operating expenses of 10.0% would result in an impairment of USD 152 million for the Tanker Division.

As outlined above, the impairment tests have been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current set-up. In comparison, the market value of TORM's vessels was USD 1,168 million (excluding product tankers held for sale), which is USD 732 million less than the carrying impaired amount.

As at 30 June 2013, TORM was in compliance with its financial covenants. TORM expects to remain in compliance with the financial covenants for 2013. The uncertainties and sensitivities about freight rates and asset prices may have an effect on the Company's compliance with the financial covenants.

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 22 of 25

Note 2 - Vessels and capitalized dry-docking

	30 June	30 June	31 Dec.
USD million	2013	2012	2012

Cost:
Balance at 1 January	2,752.0	2,999.3	2,999.3
Exchange rate adjustment	0.0	0.0	0.0
Additions	12.9	6.2	35.8
Disposals	-1.2	-49.6	-146.7
Transferred to/from other items	0.0	102.9	102.9
Transferred to non-current assets held for sale	0.0	0.0	-239.3
Balance	2,763.7	3,058.8	2,752.0

Depreciation and impairments:
Balance at 1 January	803.7	740.7	740.7
Exchange rate adjustment	0.0	0.0	0.0
Disposals	-1.3	-8.7	-39.4
Depreciation for the year	61.0	66.3	133.7
Impairment loss	0.0	0.0	74.2
Transferred to/from other items	0.0	0.0	-105.5
Balance	863.4	798.3	803.7

Carrying amount	1,900.3	2,260.5	1,948.3

Note 3 - Prepayments on vessels

	30 June	30 June	31 Dec.
USD million	2013	2012	2012

Cost:
Balance at 1 January	0.0	69.2	69.2
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	41.7	41.7
Disposals	0.0	-8.0	-8.0
Transferred to/from other items	0.0	-102.9	-102.9
Transferred to non-current assets held for sale	0.0	0.0	0.0
Balance	0.0	0.0	0.0

Depreciation and impairments:
Balance at 1 January	0.0	0.0	0.0
Exchange rate adjustment	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Depreciation for the year	0.0	0.0	0.0
Loss from sale of newbuildings	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0
Balance	0.0	0.0	0.0

Carrying amount	0.0	0.0	0.0

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 23 of 25

Note 4 - Mortgage debt and bank loans

	30 June	30 June	31 Dec.
Million USD	2013	2012	2012

Mortgage debt and bank loans
To be repaid as follows:
Falling due within one year	112.5	1,792.7	0.8
Falling due between one and two years	124.0	0.0	96.8
Falling due between two and three years	87.6	0.0	94.2
Falling due between three and four years	1,539.7	0.0	1,690.0
Falling due between four and five years	0.0	0.0	0.0
Falling due after five years	0.0	0.0	0.0

Carrying amount	1,863.8	1,792.7	1,881.8

As at 30 June 2013, TORM was in compliance with its financial covenants. TORM expects to remain in compliance with the financial covenants for 2013. The uncertainties and sensitivities about freight rates and asset prices may have an effect on the Company's compliance with the financial covenants.

Note 5 - Segment information

Million USD	Q1-Q2 2013				Q1-Q2 2012
	Tanker	Bulk	Not		Tanker	Bulk	Not
	Division	Division	allocated	Total	Division	Division	allocated	Total

Revenue	420.2	147.4	0.0	567.6	484.0	98.9	0.0	582.9
Port expenses, bunkers and commissions	-218.2	-100.1	0.0	-318.3	-275.7	-58.1	0.0	-333.8
Freight and bunker derivatives	0.0	0.1	0.0	0.1	-0.5	6.0	0.0	5.5
Time charter equivalent earnings	202.0	47.4	0.0	249.4	207.8	46.8	0.0	254.6
Charter hire	-12.8	-60.7	0.0	-73.5	-94.9	-50.1	0.0	-145.0
Operating expenses	-85.7	-1.8	0.0	-87.5	-80.0	-1.7	0.0	-81.7
Gross profit (Net earnings from shipping activities)	103.5	-15.1	0.0	88.4	32.9	-5.0	0.0	27.9
Profit from sale of vessels	0.0	0.0	0.0	0.0	-15.9	0.0	0.0	-15.9
Administrative expenses	-24.1	-4.5	0.0	-28.6	-29.7	-3.4	0.0	-33.1
Other operating income	0.3	0.1	0.0	0.4	0.8	0.1	0.0	0.9
Share of results of jointly controlled entities	0.4	0.0	0.0	0.4	-5.4	0.0	-4.4	-9.8
EBITDA	80.1	-19.5	0.0	60.6	-17.3	-8.3	-4.4	-30.0
Impairment losses on jointly controlled entities	0.0	0.0	0.0	0.0	0.0	0.0	-41.5	-41.5
Impairment losses on tangible and intangible assets	-5.0	0.0	0.0	-5.0	0.0	0.0	0.0	0.0
Amortizations and depreciation	-61.9	-1.5	0.0	-63.4	-66.8	-1.3	0.0	-68.1
Operating profit (EBIT)	13.2	-21.0	0.0	-7.8	-84.1	-9.6	-45.9	-139.6
Financial income	-	-	2.8	2.8	-	-	6.8	6.8
Financial expenses	-	-	-41.0	-41.0	-	-	-77.8	-77.8
Profit/(loss) before tax	-	-	-38.2	-46.0	-	-	-116.9	-210.6
Tax	-	-	-0.5	-0.5	-	-	-0.2	-0.2
Net profit/(loss) for the period	-	-	-38.7	-46.5	-	-	-117.1	-210.8

BALANCE SHEET
Total non-current assets	1,872.7	35.6	11.7	1,920.0	2,234.0	37.7	11.9	2,283.6

 The activity in TORM's 50% ownership of FR8 Holding Pte. Ltd. is included in 'Not-allocated'.

 During the year, there have been no transactions between the Tanker Division and the Bulk Division, and therefore all revenue derives from external customers.

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 24 of 25

Note 6 - Post balance sheet date events
As stated in company announcement no. 12 dated 8 July 2013, Mads Peter Zacho has been appointed new Chief Financial Officer (CFO) of TORM with effect from 1 September 2013. Mr. Zacho will come from a position as CFO in Svitzer. Going forward, the Executive Board consists of the CEO.

As stated in company announcement no. 13 dated 19 July 2013, TORM A/S (NASDAQ: TRMD) with effect same day (i) terminated its American Depository Receipt ("ADR") program, which is governed by the Deposit Agreement between the Company and Deutsche Bank Trust Company Americas (the "Depositary") dated as of May 8, 2013, as amended (the "Deposit Agreement"), and (ii) delisted its American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), from the NASDAQ Capital Market, US, which was authorized by TORM's shareholders at the Company's 2013 Annual General Meeting which was held on 11 April, 2013.

Note 7 - Accounting policies

The interim report for the period 1 January – 30 June 2013 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has been prepared using the accounting policies as for the Annual Report for 2012. The accounting policies are

Announcement no. 14 / 15 August 2013	Second quarter report 2013	Page 25 of 25